CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

10th November 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

dlw 11/30

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Retirement of Non-Executive Director
Change of Company Secretary

Cathay Pacific Airways Limited (the "Company") has today announced that:

1. Mr. YUEN Lik Hang Raymond will retire as a Non-Executive Director of the Company on 31st December 2005;
2. Mrs. YU CHAN Sau Mui Margaret will retire as Company Secretary of the Company on 31st December 2005; and
3. Mr. FU Yat Hung David has been appointed Company Secretary of the Company with effect from 1st January 2006.

Mr. David Fu, aged 41, joined the Swire group in 1988. He is an associate member of The Hong Kong Institute of Chartered Secretaries.

Mr. Raymond Yuen has confirmed that he is not aware of any matter relating to his retirement that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Yuen and Mrs. Yu for their outstanding services to the Company and offers its best wishes to them.

As at the date of this announcement, the Directors of the Company are:
Executive Directors: David Turnbull, Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler; Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin; and Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board

David Turnbull
Chairman
Hong Kong, 9th November 2005

SWIRE

CATHAY PACIFIC